As filed with the Securities and Exchange Commission on July 7, 2023

United States

Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934
Guggenheim Energy & Income Fund
(Name of Subject Company (issuer))
Guggenheim Energy & Income Fund
(Name of Filing Person (offeror))
Common Shares of Beneficial Interest, $0.01 Par Value Per Share
(Title of Class of Securities)
40169Q105
(CUSIP Number of Class of Securities)
Amy J. Lee

Guggenheim Funds Investment Advisors, LLC
227 West Monroe Street
Chicago, Illinois 60606
(312) 827-0100
(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Filing Person(s))
Copies to:
Amy J. Lee 227 West Monroe Street Chicago, Illinois 60606	Julien Bourgeois Dechert LLP 1900 K Street, NW Washington, DC 20006

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer.	☒
This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on June 2, 2023 by Guggenheim Energy & Income Fund, a Delaware statutory trust (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase for cash up to 2.5% of the Fund’s outstanding shares of Common Shares of Beneficial Interest, par value $0.01 per share (the “Shares”), or up to 1,119 Shares, upon the terms and subject to the conditions contained in the Offer to Purchase dated June 2, 2023 (the “Offer to Purchase”) and the related Letter of Transmittal.
This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):
1.
The Offer expired at 5:00 p.m., New York time, on July 5, 2023.
2.
4,949 Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer, and 1,119 of those Shares were accepted for repurchase by the Company in accordance with the terms of the Offer.
3.
The Shares were repurchased at a price of $612.59, the Fund’s net asset value per Share as of 4:00 P.M., New York City Time, on July 5, 2023.
Except as specifically provided herein, the information contained in the Statement, as amended, and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Letter of Transmittal.
Item 12(a).
Exhibits
Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated June 2, 2023*
(a)(1)(ii)	Form of Letter of Transmittal*
(a)(1)(iii)	Letter to Shareholders*
(a)(2)	None
(a)(3)	Not applicable
(a)(4)	Not applicable
(a)(5)	Press Release, dated June 2, 2023*
(a)(6)	Press Release, dated July 7, 2023+
(b)	None
(d)	None
(g)	None
(h)	None
Item 12(b).
Filing Fees
Filing Fee Exhibit+

+Filed herewith.
*
Previously filed with the Schedule TO-I on June 2, 2023.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
GUGGENHEIM ENERGY & INCOME FUND

By:	/s/ Mark E. Mathiasen
Name:	Mark E. Mathiasen
Title:	Secretary
Date: July 7, 2023

Exhibit Index
Exhibit No.	Description
(a)(6)	Press Release, dated July 7, 2023
Filing Fee Exhibit